Exhibit 99.1

Fury Drills 9.36 g/t Gold Over 3 Metres at the Hinge Target at Eau Claire

Vancouver, Canada – November 29, 2021 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide results for six core drill holes at the Eau Claire project located in the Eeyou Istchee Territory in the James Bay region of Quebec. The drilling focused on demonstrating the potential to expand the deposit to the west on both the Hinge and Limb target areas (Figure 1). Drill hole 21EC-041 targeted the Hinge zone of the anticline that defines the geometry of the deposit and the interbedded magnesium and iron-rich basaltic units that host the majority of the resource. The drill hole intersected seven zones of mineralization over a 110-metre drill width, including 3.0 metres (m) of 9.36 g/t gold, 3.0m of 3.38 g/t gold and 1.5m of 4.94 g/t gold. The multiple stacked zones of mineralization demonstrate that the deposit is open down plunge to the west and is situated approximately 100m below the defined resource at the deposit (Figure 2). Fury believes that the down plunge extension of the Eau Claire deposit has the potential to significantly expand the current resource.

"This has been a very busy year for Fury, and we are thrilled to share results from multiple summer exploration programs as we get ready for exploration in 2022,” commented Tim Clark, CEO of Fury. “Hole 21EC-041 is a great result and certainly gives us confidence that this resource has room to grow. The Hinge is a high priority target, and this intercept opens up the Eau Claire deposit for considerably more exploration to the west.

“Over the next few weeks, we are also looking forward to publishing additional drilling results from both Committee Bay and Snake Lake. This will be followed by news from surface programs intended to help establish drill programs at Percival, Serendipity and the Eleonore South JV, which will all be important as we refine our exploration plans for the coming year.”

Hinge Zone Target
The Hinge target located to the west of the defined Eau Claire resource is defined by a 20- to 30-degree plunge of the anticline that defines the geometry of the deposit. The plunging anticline is interpreted to extend approximately one kilometre to the west based on geologic mapping and geophysical data that demonstrates a plunging conductivity anomaly that images the sediments hosted in the core of the fold (Figure 2). To date a total of four drill holes have tested the Hinge geometry of the Eau Claire anticline within the interbedded magnesium and iron rich basaltic units that host the bulk of the resource at the Eau Claire deposit. The results of these four drill holes demonstrates the potential to discover multiple stacked high-grade veins as evidenced by the 3m of 9.36 g/t gold and the previously announced intersection of 1m of 12.81 g/t in drill hole 21EC-032 (see news release dated August 4th, 2021). Fury’s technical team is currently planning the next series of drill holes into the Hinge zone with drill fences across the Hinge zone being planned on 50m to 100m step outs to the west (Figure 2).

“The multiple stacked zones of mineralization encountered in the Hinge zone target are similar to those found in the most robust areas of the Eau Claire resource,” commented Michael Henrichsen, SVP, Exploration, Fury. “Given the clear down plunge potential of the Hinge zone and the high-grades encountered this target area provide the potential to deliver a significant increase to the resource to the west.”

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Western Limb Results
Seven drill holes targeted the direct extension of the 450-zone mineralization at the Limb target (Figure 2). All drill holes intersected stacked zones of quartz tourmaline veining proximal to quartz porphyry dykes that are consistent geologically with mineralization within the Eau Claire resource. Although no high-grade intercepts of mining width were encountered in the drilling the hydrothermal system remains open and the Company is further evaluating Limb targets further to the west. Complete drill results are presented below for both the Hinge and Limb targets.

Table 1: Eau Claire Drill Results
Location	Hole ID	From	To	Length (m)	Au (g/t)
Western Hinge Target	21EC-041	222.5	228.5	6	1.40
		237.5	240.5	3	3.38
		252.5	254	1.5	1.47
		314	317	3	9.36
		320	321.5	1.5	4.94
		525.5	527	1.5	2.21
		572	576	4	1.23
Western Limb Target	21EC-036	626	626.5	0.5	5.40
		829	830.5	1.5	3.76
	21EC-037	No Significant Intersections
	21EC-038	643	644	1	3.93
		650	651	1	2.35
	21EC-039	984	985	1	3.82
	21EC-040	568	569.5	1.5	5.31
Main intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m;
Lengths are drill indicated core length, as insufficient drilling has been undertaken to determine true widths at this time.

Fury’s technical team views the results from the limited drilling completed to date at both the Hinge and the Limb targets as very encouraging. Every drill hole intersected quartz tourmaline veining consistent with what is observed at the Eau Claire deposit confirming that the mineralized system and more importantly the prospective interbedded magnesium and iron rich basalts remain open to the west. Drill hole 21EC-041 is the furthest west hole completed to date beneath the 850 zone, this hole has extended resource grade mineralization a further 100m to the west of Fury’s previous drilling and 80m below previously identified mineralization at the 850 zone.

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Figure 1: Plan view of the Eau Claire Deposit area illustrating the folded interbedded magnesium and iron rich basalt unit in blue as well as the trace of the Fold Hinge plunging to the west which remains open. Drill holes completed by Fury are also depicted.

  Figure 2: Illustrates the intercepts at the western Fold Hinge target at the Eau Claire deposit as highlighted by the orange dashed ovals.

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Technical Disclosure
Analytical samples for the Drill Program were taken by sawing HQ diameter core into equal halves on site with one half sent to ALS Chemex in Val D’or, QC for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 5 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi-million-ounce gold platform through careful project assessment and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Vice President, Investor Relations
Tel: (437) 500-2529
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language
This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes". Specific forward-looking information contained in this release primarily relates to statements that suggest that future work at Eau Claire will potentially increase the known resources.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2020 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only as of the date made.

Cautionary Note to United States Investors Concerning Estimates of Mining Disclosure
The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). The Company's descriptions of its projects using applicable CIM Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws.

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